Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

November 3, 2011

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: John M. Ganley, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Ganley:

          Thank you for the e-mail comments received on November 2, 2011 and oral comment received on November 3, 2011 regarding the registration statements on Form N-14 for the Trust in connection with the exchange offers (collectively, the “Offer”) on behalf of the Trust and Market Vectors Biotech ETF, Market Vectors Bank and Brokerage ETF (formerly, Market Vectors Money-Center Bank ETF), Market Vectors Oil Services ETF, Market Vectors Pharmaceutical ETF, Market Vectors Retail ETF and Market Vectors Semiconductor ETF (the “ETFs”), each a series of the Trust, for the securities underlying the depositary trust receipts of Biotech HOLDRS™ Trust, Regional Bank HOLDRS™ Trust, Oil Service HOLDRS™ Trust, Pharmaceutical HOLDRS™ Trust, Retail HOLDRS™ Trust and Semiconductor HOLDRS™ Trust, respectively (the “HOLDRS Trusts”), filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2011. Below, we provide responses to or any supplemental explanations of such comments, as requested. Terms not defined herein have the meanings set forth in the Form N-14s.

Comment 1.

With respect to Section 17(d) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Rule 17d-1 thereunder, we note that the Offer by each ETF is a condition to the closing of the Asset Purchase Agreement between Van Eck (the investment adviser to the ETF) and Merrill Lynch. Please explain why the Offer by each ETF therefore is not a “joint enterprise or other joint arrangement or profit sharing plan,” as defined in Rule 17d-1(c), involving each ETF and its investment adviser (or an affiliated person of the investment adviser), that requires an order pursuant to Rule 17d-1.

Response 1. The fact that the Offer by each ETF is a condition to the closing of the Asset Purchase Agreement does not change our analysis and conclusion that Section 17(d) of the Investment Company Act is not applicable to the Offer. The Offer is an exchange offer by six newly formed ETFs of the Trust that will issue shares at net asset value (“NAV”) to holders (“HOLDRS Investors”) of depositary trust receipts (“HOLDRS”) of the HOLDRS Trusts. In essence, it is an exchange offer at NAV to a discrete, targeted group of investors. There is no joint or joint and several participation with an affiliated person of an ETF in the profits of an enterprise or undertaking, the touchstone for a transaction within the ambit of Section 17(d). While Van Eck Associates Corporation (“Van Eck”), as the investment adviser to each of the ETFs, will receive investment advisory fees and therefore has an economic incentive to launch the ETFs, there is no sharing of profits between Van Eck and the ETFs. In this regard, we note that investment advisory contracts are specifically excluded from the definition in Rule 17d-1 of joint enterprise or other joint arrangement.

Furthermore, there is no policy reason to view Section 17(d) and Rule 17d-1 thereunder as applicable to the Offer. Section 17(d) and Rule 17d-l were designed to address situations in which persons making the investment decisions for an investment company may have a conflict of interest with the investment company and a danger exists that the investment company may be overreached by such persons.[1] In the present case, there is no conflict of interest between the ETFs and Van Eck in connection with the Offer. Recognizing the benefits of the Offer, the Board of the Trust approved the Offer as being in the best interests of the ETFs.

We also note that, in an analogous circumstance, acquisitions of investment advisers are typically conditioned upon approval by the shareholders of the funds advised by the investment adviser of a new advisory contract. In many cases, in connection therewith shareholders are asked to vote on mergers or reorganizations into funds advised by the investment adviser being acquired (either newly formed shell funds or existing funds). To our knowledge, there has never been a question raised as to whether such merger or reorganization gives rise to a Section 17(d) issue, notwithstanding the linkage between the adviser acquisition and the funds merger or reorganization. Given that such transactions are very similar to the current case, we submit that the same analysis should apply to the Offer.

In light of the foregoing, we are of the view that Section 17(d) of the Investment Company Act is not applicable to the Offer.

Comment 2.

With respect to Section 17(e), please state whether any affiliated person of the ETFs, or any affiliated person of such person, acting as agent, has accepted or will accept from any source any compensation for the purchase or sale of any property to or for the ETFs (such purchases or sales, “Transactions”), except in the course of such person’s business as an underwriter or broker. Please also state whether any such person, acting as broker, has received or will receive from any source any remuneration for effecting any such Transaction, except as permitted under Section 17(e)(2) and Rule 17e-1.

Response 2. In connection with the Offer, no affiliated person of the ETFs, or any affiliated person of such person, acting as agent, has accepted or will accept from any source any compensation for the purchase or sale of any property to or for the ETFs (such purchases or sales, “Transactions”), except in the course of

[1]

See Investment Company Act Release No. 5128 (Oct. 13, 1967) (proposing amendments to Ru1e 17d-l). See also Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3rd Sess. 256 (Apr. 9, 1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, Investment Trust Study) (indicating that the purpose of Commission rules to be promu1gated under Section 17(d) (originally drafted as Section 17(a)(4)) is to “insure fair dealing and no overreaching”).

such person’s business as an underwriter or broker. In addition, no such person, acting as broker, has received or will receive from any source any remuneration for effecting any such Transaction, except as permitted under Section 17(e)(2) and Rule 17e-1.

Comment 3.	Please confirm that the ETFs meet the requirements of the class relief letter issued to equity exchange-traded funds.

Response 3. The ETFs meet the requirements of the class relief letter issued to equity exchange-traded funds.

          As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon